UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Citizens Financial Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

174610 105
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 174610 105	13G

1.	NAMES OF REPORTING PERSONS RBSG International Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION COUNTRY OF ORIGIN: United Kingdom REGISTERED: Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 174610 105	13G

1.	NAMES OF REPORTING PERSONS The Royal Bank of Scotland plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION COUNTRY OF ORIGIN: United Kingdom REGISTERED: Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 174610 105	13G

1.	NAMES OF REPORTING PERSONS The Royal Bank of Scotland Group plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION COUNTRY OF ORIGIN: United Kingdom REGISTERED: Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* CO

Item 1(a). Name of Issuer:

Citizens Financial Group, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

One Citizens Plaza

Providence, Rhode Island 02903

Item 2(a). Name of Person Filing:

 This Schedule 13G is being filed by The Royal Bank of Scotland Group Plc (“RBSG”), a public limited company incorporated in the United Kingdom and registered in Scotland.  The persons reporting information on this Schedule 13G include, in addition to RBSG, RBSG International Holdings Limited (“RBSGIH”), a private company incorporated in the United Kingdom and registered in Scotland; and The Royal Bank of Scotland Plc (“RBS”), a public limited company incorporated in the United Kingdom and registered in Scotland.  RBSG, RBS, and RBSGIH are bank holding companies within the meaning of the Bank Holding Company Act of 1956, as amended.  All of the shares of RBS and RBSGIH are directly or indirectly owned by RBSG.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The registered offices of RBSG and RBS are located at 36 St. Andrew Square, Edinburgh, Scotland EH12 1HQ.

The registered office of RBSGIH is located at 24/25 St. Andrew Square, Edinburgh, Scotland EH2 1AF.

Item 2(c). Citizenship:

See Line 4 of cover sheets.

Item 2(d). Title of Class of Securities:

This Schedule 13G relates to the Issuer’s common stock, par value $0.01 per share.

Item 2(e). CUSIP Number:

174610 105

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 0 shares

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2016
(Date)

/s/ Sally Sutherland
(Signature)

Name: Sally Sutherland Title: Director of Company Secretary

January 25, 2016
(Date)

/s/ Aileen Taylor
(Signature)

Name: Aileen Taylor Title: Chief Governance Officer and Board Counsel

January 25, 2016
(Date)

/s/ Aileen Taylor
(Signature)

Name: Aileen Taylor Title: Chief Governance Officer and Board Counsel